UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number: 1-9618

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NAVISTAR, INC.

401(k) PLAN FOR REPRESENTED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION

2701 Navistar Drive

Lisle, Illinois 60532

REQUIRED INFORMATION

Navistar, Inc. is the Plan Administrator of the Navistar, Inc. 401(k) Plan for Represented Employees (“the Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2016 and 2015, and for the year ended December 31, 2016, and the schedules as of December 31, 2016, have been prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Navistar, Inc. 401(k) Plan for Represented Employees

By:	Navistar, Inc.
Plan Administrator

/s/ Samara A. Strycker
Name:	Samara A. Strycker
Title:	Senior Vice President and Corporate Controller
(Principal Accounting Officer)

June 28, 2017

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NAVISTAR, INC. 401(k) PLAN FOR REPRESENTED EMPLOYEES

DECEMBER 31, 2016 AND 2015

C O N T E N T S

Grant Thornton LLP Grant Thornton Tower 171 N Clark St Suite 200 Chicago, IL 60601 T 312.856.0200 F 312.565.4719 www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator

Navistar, Inc. 401(k) Plan for Represented Employees

We have audited the accompanying statements of net assets available for benefits of Navistar, Inc. 401(k) Plan for Represented Employees (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Navistar, Inc. 401(k) Plan for Represented Employees as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Navistar, Inc. 401(k) Plan for Represented Employees’ financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
June 28, 2017

Navistar, Inc. 401(k) Plan for Represented Employees

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2016	2015
Assets
Investment in Master Trust, at fair value	$146,053,319	$134,680,217
Receivables
Participant pretax contributions	—	100,595
Employer contributions	2,548,308	2,584,800
Notes receivable from participants	6,755,970	6,481,224

Total receivables	9,304,278	9,166,619
Other assets	15,734	—

Total assets	155,373,331	143,846,836
Liabilities
Refunds due to participants	—	2,919

NET ASSETS AVAILABLE FOR BENEFITS	$155,373,331	$143,843,917

The accompanying notes are an integral part of these statements.

Navistar, Inc. 401(k) Plan for Represented Employees

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2016

Net investment income from Master Trust (Note C)	$19,461,030
Interest income on notes receivable from participants	274,594
Contributions
Participant	8,014,146
Employer Retirement	2,364,695
Employer Matching	2,008,068
Rollovers from other qualified plans	370,110

Total contributions	12,757,019
Benefits paid to participants	(20,217,911)
Administrative expenses	(170,029)

Increase in net assets prior to transfers	12,104,703
Transfers to other qualified plans within Master Trust, net	(575,289)

NET INCREASE	11,529,414
Net assets available for benefits
Beginning of year	143,843,917

End of year	$155,373,331

The accompanying notes are an integral part of these statements.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE A—DESCRIPTION OF THE PLAN

The following description of the Navistar, Inc. 401(k) Plan for Represented Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan, established October 2, 1991, is sponsored by Navistar, Inc. (the “Company”), the principal operating subsidiary of Navistar International Corporation (“Navistar”), to provide savings and retirement benefits for certain eligible represented employees of the Company and of certain affiliates participating under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

The Plan is offered to eligible Company employees who are represented by a labor organization under a collective bargaining agreement who have met certain seniority or service requirements under the terms of the respective collective bargaining agreements.

Contributions and Vesting

Participant contributions may be made to the Plan only on a pretax basis and are subject to annual maximum limits equal to the lesser of 25% of the participant’s eligible compensation (50% for employees covered under the 2014 Main Labor Contract, effective February 9, 2015, between the Company and the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, and its affiliated local unions Numbers 6, 119, 402, 472, 658, 1872 and 2293) or a prescribed Internal Revenue Code (“IRC”) dollar amount. Those participants who were age 50 or over during the Plan year are permitted to contribute additional amounts on a pretax basis subject to a prescribed IRC dollar amount. Pretax contributions may be elected at a minimum level of 1% of eligible compensation at any time. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan if such contributions satisfy applicable regulations. Such employees are not required to be participants for any other purpose than their rollover account; however, no pretax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Participant salary reduction contributions and rollover contributions are fully vested immediately.

Newly hired employees under certain collective bargaining agreements are automatically enrolled in the Plan at an employee deferral contribution rate of 6% of eligible compensation. In general, such automatic enrollment will be effective the first pay period following the hire date, unless the employee elects to participate earlier or elects to opt out of enrollment until a future date.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE A—DESCRIPTION OF THE PLAN—Continued

Contributions and Vesting—Continued

For the 2016 and 2015 Plan years, certain collective bargaining agreements provide for an employer retirement contribution. This contribution is employer-provided and is allocated among eligible members of the applicable bargaining unit based on the participant’s age at either year-end, or the calendar quarter in accordance with the applicable collective bargaining agreement, and eligible compensation. Certain collective bargaining agreements also provide for an employer matching contribution of either 25% of the first 6% of eligible compensation deferred by the participant, 100% of the first 4% of eligible compensation deferred by the participant or 50% of the first 6% of eligible compensation deferred by the participant, as specified in the eligible participant’s respective collective bargaining agreement.

Participants vest in the employer retirement and matching contributions credited to their account in accordance with the vesting schedule as set forth in their respective collective bargaining agreement. Non-vested contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. At December 31, 2016 and 2015, forfeited non-vested accounts approximated $43,500 and $27,600, respectively. For the Plan year ended December 31, 2016, $240,100 of forfeitures were used to offset Company contributions.

Investment Options

Participants direct the investment of their account balances and future contributions. Investment options during 2016 and 2015 consisted of funds classified as registered investment companies, common and collective funds or Navistar common stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the investment funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. Also, participant accounts may be assessed a quarterly recordkeeping fee depending on the respective collective bargaining agreement. For the year ended December 31, 2016, the total annual per participant recordkeeping fee is $49.00 per year, $12.25 to be paid quarterly, which is unchanged from the previous total annual per participant fee.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE A—DESCRIPTION OF THE PLAN—Continued

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their pretax and rollover account balance or $50,000, with no more than two loans outstanding at a time. Company matching and retirement contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus one percentage point.

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain assets in their account. Participants may only withdraw authorized pretax salary reduction contributions after attaining age 59  1⁄2, or on a hardship basis prior to attaining age 59  1⁄2. The employer retirement contributions, matching contributions and investment earnings thereon are not eligible for in-service withdrawal. The amount of any withdrawal, distribution or loan is first charged against the participant’s interest in Plan investments other than the Navistar Stock Fund on a pro rata basis. Any subsequent distributions of an account invested in the Navistar Stock Fund will be made in the form of Navistar common stock.

A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. A participant who is on layoff is considered to have terminated employment after the 12 month anniversary of the commencement of the period of continuous layoff. When the participant terminates employment prior to reaching normal retirement age with a vested balance of $5,000 or less, and does not elect to have the distribution paid directly to an eligible retirement plan or receive a distribution, then the balance will be rolled over to an individual retirement plan designated by the Plan administrator. If the vested balance is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until no later than age 65. Accounts are distributed in a single sum. If the participant elects to receive a check and the check remains uncashed after 120 days, the Plan administrator will notify the participant that the check remains uncashed. Following an administrative period, if the check remains uncashed, the check will be void and the funds will be rolled over to an individual retirement plan designated by the Plan administrator.

Administrative Fees

Depending on the respective union contract, certain administrative expenses of the Plan are paid by the Plan and charged to the participants’ accounts. All other Plan administrative expenses are paid by the Company and are not reflected in the Plan’s financial statements.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

New Accounting Guidance

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (“NAV”) practical expedient in Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for the Plan for fiscal years beginning after December 15, 2016. Early adoption is permitted. The Plan’s administrator elected to adopt the amendments for the year ended December 31, 2016. The Plan does not hold any investments using NAV as a practical expedient and therefore, the amendment did not impact the Plan’s financial statements or disclosures.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Part (III) does not apply to the Plan. Parts (I) and (II) are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early adoption permitted.

As required, Parts (I) and (II) of the guidance were adopted and applied retrospectively for the year ended December 31, 2016. Accordingly, for Part (I), the adjustment from fair value to contract value on the statements of net assets and in Note C – Master Trust has been removed. In accordance with Part (II), in Note C – Master Trust the level of disaggregation of investments that are measured at fair value has been simplified by disaggregating investments by general type instead of disaggregating by nature, characteristics and risks and the investment strategies for the investments measured at NAV have been removed. In addition, the disclosure of the net appreciation or depreciation in fair value of investments by general type have been removed from Note C – Master Trust.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

New Accounting Guidance—Continued

In February 2017 FASB issued ASU 2017-06, Employee Benefit Plan Master Trust Reporting – a consensus of the FASB Emerging Issues Task Force, which provides updated guidance for improving employee benefit plan master trust reporting. The guidance clarifies that for each master trust in which a plan holds an interest that the plan reports its interest in each master trust and the change in value in each master trust interest on separate line items on the statement of net asset available for benefits and statement of changes in net assets available for benefits. The guidance continues to require disclosure of a master trust’s investments by general type but now additionally requires disclosing the individual plan’s dollar amount of its interest in the master trust’s investments by general type. The update also clarifies that the master trust’s other assets and liabilities and the individual plan’s interest in each of those balances should be disclosed. The guidance eliminates for a plan with a divided interest in the individual investments of a master trust the disclosure of its percentage interest in the master trust.

The amendment is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. Entities are required to adopt the guidance retrospectively for all periods presented. The Plan’s administrator is currently evaluating the impact the amendment will have on the Plan’s financial statements and disclosures.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan follows guidance on accounting for fair value measurements which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The Plan uses a three-level hierarchy of measurements based upon the reliability of observable and unobservable inputs used to arrive at fair value. Observable inputs are independent market data, while unobservable inputs reflect the Plan management’s assumptions about valuation. Depending on the inputs, the Plan classifies each fair value

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Investment Valuation—Continued

measurement as follows:

•	Level 1 – based upon quoted prices for identical instruments in active markets,

•	Level 2 – based upon quoted prices for similar instruments, prices for identical or similar instruments in markets that are not active, or model-derived valuations all of whose significant inputs are observable, and

•	Level 3 – based upon one or more significant unobservable inputs.

The following describes the methods and significant assumptions used to estimate fair value of the Plan’s investments:

The Plan’s investment in the Navistar, Inc. Defined Contribution Plans Master Trust (“Master Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

Common and collective funds: Valued at the NAV as provided by the administrator of the fund. The NAV is generally based on the fair value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. One exception is the Plan’s investment in the JPMCB Stable Asset Income Fund (the “JPMCB Fund”), which transacts at contract value. Contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest. The JPMCB Fund’s NAV represents fair value since this is the amount at which the Plan transacts with the JPMCB Fund. Funds that invest in assets with observable inputs that reflect quoted prices in an active market are classified as Level 1 and all other funds are classified as Level 2.

Registered investment companies (mutual funds): Valued at the NAV of shares held by the Plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

See Note C—Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2016 and 2015.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized appreciation (depreciation), along with dividend income and interest income (excluding notes receivables from participants) are recorded in the accompanying statement of changes in net assets available for benefits as net investment income from Master Trust.

Participant Withdrawals

As of December 31, 2016 and 2015, there were no benefits due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Transfers

Transfers between the Plan and the Navistar, Inc. Retirement Accumulation Plan which participates in the Master Trust, occur when a participant incurs a change in job status or a job transfer to another affiliate that makes the participant ineligible to participate in their current plan and requires the transfer of their account balance to another plan within the Master Trust for which they are eligible. Net transfers from the Plan for 2016 are $575,289.

NOTE C—MASTER TRUST

Great West Trust Company, LLC (the “Trustee”) is the trustee for the Plan. All of the Plan’s investment assets are held in a trust account at the Trustee and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of another defined contribution plan sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE C—MASTER TRUST—Continued

allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust net assets and their respective percent interests as of December 31, 2016 and 2015, calculated on a cash basis, are as follows:

	2016	2015
Navistar, Inc. 401(k) Plan for Represented Employees	16.73%	16.33%
Navistar, Inc. Retirement Accumulation Plan	83.27%	83.67%

The following table presents the carrying value of investments of the Master Trust as of December 31:

	2016	2015
Common and collective funds	$490,564,537	$449,836,234
Registered investment companies	346,585,066	359,653,587
Navistar common stock	35,781,668	15,312,114
Interest bearing cash	7,500	161,309

Total investments, at fair value	$872,938,771	$824,963,244

The net investment earnings of the Master Trust for the year ended December 31, 2016, are summarized below:

Net appreciation in fair value of investments	$82,725,989
Dividend and interest income	16,755,989
Other income	51

$99,482,029

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE C—MASTER TRUST—Continued

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2016 and 2015:

2016	Level 1	Level 2	Level 3	Total
Common and collective funds	$78,697,112	$411,867,425	$—	$490,564,537
Registered investment companies	346,585,066	—	—	346,585,066
Navistar common stock	35,781,668	—	—	35,781,668
Interest bearing cash	7,500	—	—	7,500

Total assets, at fair value	$461,071,346	$411,867,425	$—	$872,938,771

2015	Level 1	Level 2	Level 3	Total
Common and collective funds	$72,632,270	$377,203,964	$—	$449,836,234
Registered investment companies	359,653,587	—	—	359,653,587
Navistar common stock	15,312,114	—	—	15,312,114
Interest bearing cash	161,309	—	—	161,309

Total assets, at fair value	$447,759,280	$377,203,964	$—	$824,963,244

Certain reclassifications were made to the 2015 table to conform with the 2016 presentation.

The common and collective trust funds generally provide daily redemption with written notice with the exception of the target date funds and the JPMCB Fund. Redemption from the target date funds, on a Plan level, is permitted at the end of each month with 30 days written notice. Such advance notice may be waived if mutually agreed by both Navistar, Inc. and the fund manager.

Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment in the JPMCB Fund at contract value. Certain events may limit the JPMCB Fund’s ability to transact at contract value. Such events may include plan termination, bankruptcy and other events outside the normal operation of the JPMCB Fund that may cause a withdrawal which results in a negative market value adjustment. The Plan may terminate its interest in the JPMCB Fund at any time. However, requests received for complete or partial withdrawals must be given in writing not less than 30 days prior to the valuation date, upon which the withdrawal is to be effected, and such withdrawals shall be paid at the lesser of book or market value, as determined by the JPMCB Fund.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE D—CONTINGENCIES

2013 Shareholder Litigation

In March 2013, a putative class action complaint, alleging securities fraud, was filed against Navistar by the Construction Workers Pension Trust Fund—Lake County and Vicinity, on behalf of itself and all other similarly situated purchasers of Navistar’s common stock between the period of November 3, 2010 and August 1, 2012. A second class action complaint was filed in April 2013 by the Norfolk County Retirement System, individually and on behalf of all other similarly situated purchasers of Navistar’s common stock between the period of June 9, 2010 and August 1, 2012. A third class action complaint was filed in April 2013 by Jane C. Purnell FBO Purnell Family Trust, on behalf of itself and all other similarly situated purchasers of Navistar’s common stock between the period of November 3, 2010 and August 1, 2012. Each complaint named Navistar as well as Daniel C. Ustian, Navistar’s former President and Chief Executive Officer, and Andrew J. Cederoth, Navistar’s former Executive Vice President and Chief Financial Officer as defendants. These complaints (collectively, the “10b-5 Cases”) contain similar factual allegations which include, among other things, that Navistar violated the federal securities laws by knowingly issuing materially false and misleading statements concerning its financial condition and future business prospects and that it misrepresented and omitted material facts in filings with the U.S. Securities and Exchange Commission concerning the timing and likelihood of U.S. Environmental Protection Agency (“EPA”) certification of Navistar’s EGR technology to meet 2010 EPA emission standards. The plaintiffs in these matters seek compensatory damages and attorneys’ fees, among other relief.

In May 2013, an order was entered transferring and consolidating all cases before one judge and in July 2013, the Court appointed a lead plaintiff and lead plaintiff’s counsel. The lead plaintiff filed a consolidated amended complaint in October 2013. The consolidated amended complaint enlarged the proposed class period to June 9, 2009 through August 1, 2012, and named fourteen additional current and former directors and officers as defendants. In December 2013, Navistar filed a motion to dismiss the consolidated amended complaint. In July, 2014, the Court granted the defendants’ Motions to Dismiss, denied the lead plaintiff’s Motion to Strike as moot, and gave the lead plaintiff leave to file a second consolidated amended complaint by August 22, 2014.

In August, 2014, the plaintiff timely filed a Second Amended Complaint, which narrowed the claims in two ways. First, the plaintiff abandoned its claims against the majority of the defendants, asserting claims against only Navistar, Dan Ustian, A.J. Cederoth, Jack Allen, and Eric Tech. The plaintiff also shortened the putative class period by changing the class period commencement date from June 9, 2009 to March 10, 2010. Defendants filed their Motion to Dismiss the Second Amended Complaint in September, 2014. In November, 2014, the plaintiff voluntarily dismissed Eric Tech as a defendant. In July 2015, the court issued its Opinion and Order on Navistar’s Motion to Dismiss the Second Amended Complaint. The Motion to Dismiss was granted in part and denied in part. Specifically, the Court (i) dismissed all claims against Navistar, A.J. Cederoth and Jack Allen and (ii) dismissed all claims against

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE D—CONTINGENCIES—Continued

Dan Ustian, except for claims regarding two of Mr. Ustian’s statements. Further, all of the dismissed claims were dismissed with prejudice except for claims based on statements made subsequent to the last purchase of Navistar stock. The Court determined that the plaintiff lacked standing and dismissed those claims without prejudice. In December 2015, the parties reported a settlement in principle had been reached, subject to, among other things, final documentation, confirmatory discovery and Court approval. The Court filed a minute entry reflecting such report. On May 25, 2016, the Court entered an order preliminarily approving the settlement, as well as the class notice to be sent in connection with the settlement. On September 15, 2016, the Company engaged Evercore Trust Company, N.A. (“Evercore”) as an independent fiduciary to evaluate the preliminary settlement on behalf of the Plan. Evercore evaluated the preliminary settlement and determined the Plan should neither opt out nor object to it. On November 1, 2016, following the final approval hearing, the court entered an Order and Final Judgment approving the settlement and terminating the 10b-5 Cases. The portion of the settlement to be received by the Plan and allocated to appropriate Plan participants’ accounts has not yet been determined, but is not expected to be material.

In March 2013, James Gould filed a derivative complaint on behalf of Navistar against Navistar and certain of Navistar’s current and former directors and former officers. The complaint alleges, among other things, that certain of Navistar’s current and former directors and former officers committed a breach of fiduciary duty, waste of corporate assets and were unjustly enriched in relation to similar factual allegations made in the 10b-5 Cases. The plaintiff in this matter seeks compensatory damages, certain corporate governance reforms, certain injunctive relief, disgorgement of the proceeds of certain defendants’ profits from the sale of Navistar stock, and attorneys’ fees, among other relief. On May 3, 2013, the Court entered a Stipulation and Order to Stay Action, staying the case pending further order of the Court or entry of an order on the motion to dismiss the consolidated amended complaint in the 10b-5 Cases. In November 2016, the parties agreed to settle this matter under an agreement that requires Navistar to make certain corporate governance changes and requires the Navistar’s directors’ and officers’ insurer to make a monetary payment, all subject to approval by the court. In December 2016, the court entered an order preliminarily approving the settlement. In February 2017, the court granted final approval of the settlement and entered a Final Judgment and Order of Dismissal, concluding the matter. The Plan will not receive any portion of the settlement of this derivative complaint against Navistar.

In August 2013, Abbie Griffin, filed a derivative complaint in the State of Delaware Court of Chancery, on behalf of Navistar and all similarly situated stockholders, against Navistar, as the nominal defendant, and certain of Navistar’s current and former directors and former officers. The complaint alleges, among other things, that certain of Navistar’s current and former directors and former officers committed a breach of fiduciary duty, in relation to factual allegations similar to those in the Gould action above. The plaintiff in this matter seeks compensatory damages, certain corporate governance reforms, certain injunctive relief, and attorneys’ fees, among other relief. On August 29, 2013, the Court entered an order staying the case pending resolution of the defendants’ Motion to Dismiss the

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE D—CONTINGENCIES—Continued

consolidated amended complaint in the 10b-5 Cases. In November 2016, the parties agreed to settle this matter under an agreement that requires Navistar to make certain corporate governance changes and requires Navistar’s directors’ and officers’ insurer to make a monetary payment, all subject to approval by the court. In February 2017, following final approval of the settlement by the James Gould court (see above), the court entered a Stipulation and Order of Dismissal, concluding the matter. The Plan will not receive any portion of the settlement of this derivative complaint against Navistar.

NOTE E—TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter dated September 29, 2016, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Master Trust obtained a determination letter dated May 30, 2014, in which the IRS stated that the Trust, as then designed, was in compliance with the applicable requirements of the IRC. The Master Trust has been amended since receiving the determination letter. However, the Plan administrator believes that the Master Trust is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes related to the Master Trust is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE F—PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, subject to collective bargaining requirements the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated, or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

NOTE G—RELATED-PARTY TRANSACTIONS

Empower Retirement, an affiliate of the Trustee, is the record keeper as defined by the Master Trust and, therefore, transactions with Empower Retirement qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to notes receivable from participants and Navistar common stock. As of December 31, 2016 and 2015 the Master Trust held 1,140,633 and 1,732,140 shares, respectively valued at $35,781,668 and $15,312,114, respectively of Navistar common stock. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in the net earnings of the Master Trust.

See Note D regarding certain shareholder securities litigation involving Navistar as a defendant.

NOTE H—DELINQUENT PARTICIPANT CONTRIBUTIONS

There were no delinquent contributions identified during 2016.

Navistar, Inc. 401(k) Plan for Represented Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE I—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2016	2015
Net assets available for benefits per financial statements	$155,373,331	$143,843,917
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(51,486)	(22,163)

Net assets available for benefits per Form 5500	$155,321,845	$143,821,754

Investments in collective trusts are required to be reported at fair value on the Form 5500.

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2016:

Change in net assets available for benefits per financial statements	$11,529,414
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit responsive investment contracts:
Current Year	(51,486)
Prior Year	22,163

Change in net assets available for benefits of Plan net of transfers per 5500	$11,500,091

NOTE J—SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2016 through the date these financial statements were issued. Other than disclosed below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

Effective on and after April 1, 2017, the Plan added a Roth contribution program where participants may make after-tax contributions to the Plan.

SUPPLEMENTAL SCHEDULE

Navistar, Inc. 401(k) Plan for Represented Employees

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Identity of issue	Description of investment	Cost**	Current Value
*Various participants	Participant loans at interest rates of 4.25% to 9.25%		$6,755,970

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.